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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 17, 2002

                                Centerpulse Ltd.
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                 (Translation of Registrant's Name Into English)

                                Andreasstrasse 15
                                   8050 Zurich
                                   Switzerland
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                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes       No  X
                                  ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)


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Centerpulse Ltd. is filing this Report on Form 6-K regarding its management reorganization to furnish the press release which was made public on July 16, 2002, and is attached as Exhibit 99.1 to this Report on Form 6-K.

Exhibit 99.1   News Release-Management Reorganization at Centerpulse: Chairman
                            Max Link assumes CEO duties and expands Executive Committee to include Division Presidents

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CENTERPULSE LTD.

Date: July 17, 2002                    /s/ David S. Wise
                                       ------------------------------------
                                       David S. Wise
                                       Authorized Representative

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

 99.1          News Release-Management Reorganization at Centerpulse: Chairman
                            Max Link assumes CEO duties and expands Executive
                            Committee to include Division Presidents